CFS BANCORP, INC.
707 Ridge Road
Munster, Indiana  46321

July 11, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20549-3651
Attention:  Dave Irving, Staff Accountant

Re:	CFS Bancorp, Inc.
File No. 000-24611
Form 10-K for the fiscal year ended December 31, 2010
Form 10-Q for the fiscal quarter ended March 31, 2011

Dear Mr. Irving:

This letter is to confirm the Staff’s agreement to extend until August 1, 2011 the time in which CFS Bancorp, Inc. will respond to the Staff’s July 1, 2011 comment letter with respect to the above-referenced filings.

Thank you very much for your consideration.

Very truly yours,

/s/ Jerry A. Weberling Jerry A. Weberling Executive Vice President and Chief Financial Officer

cc:  Jennifer Durham King, Esq.
Vedder Price P.C.